Exhibit 99.1

PRESS RELEASE
November 17, 2022 at 4:05 pm ET
Gambling.com Group Third Quarter Revenue Rises 94% to $19.6 Million

Efficient, High Margin Operating Model Drives Net Income of $2.3 Million and Adjusted EBITDA of $6.4 Million

Generates Cash Flow from Operations of $5.6 Million and Free Cash Flow of $4.9 Million

Board Authorizes Share Repurchase Program of up to $10.0 Million
Reiterates Full Year Outlook for Revenue of $71-76 Million and Adjusted EBITDA of $22-27 Million

Charlotte, NC. November 17, 2022 – Gambling.com Group Limited (Nasdaq: GAMB) (“Gambling.com Group” or the “Company”), a multi-award-winning performance marketing company and a leading provider of digital marketing services for the global online gambling industry, today announced financial results for the third quarter ended September 30, 2022.

Charles Gillespie, Chief Executive Officer and Co-founder of Gambling.com Group, commented, “Our quarterly results, including record revenue, reflect continued strength in established markets, our successful execution in the rapidly growing North American market and the benefits of our efficient operating model which drives attractive operating margins and consistent positive Adjusted EBITDA and Free Cash Flow. Third quarter 2022 revenue rose 94%, inclusive of currency headwinds, to $19.6 million; Adjusted EBITDA increased 32% to $6.4 million; and we generated Free Cash Flow of $4.9 million. In addition, new depositing customers rose 152% year-over-year in the third quarter and nearly 20% on a quarterly sequential basis.

“Our investments to expand the breadth and quality of our portfolio of performance marketing websites ahead of new North American market launches has positioned Gambling.com Group for strong performance from its first day of operations in each of these new markets. The efficacy of this strategy is evident in our strong third quarter revenue growth in North America, which increased nearly 300% year-over-year to $9.1 million. This growth reflects, in part, contributions from three new markets that have come online since Q3 2021, including a strong first month of operations in Kansas which opened on September 1. We believe our similar investments in premium domains to address markets that we expect to come online over the next several quarters, including Ohio, Maryland and Massachusetts, position the Company for similarly strong starts as these new markets formally launch. In addition to leveraging our extraordinary North American growth opportunity, we continue to grow in more established markets, as reflected by our all-time record quarterly revenue in the U.K. and Ireland. Gambling.com Group’s strong performance in both new and mature markets provides clear evidence that our performance marketing platform helps online gambling operators address their critically important goal of investing in efficient and profitable customer acquisition that delivers easily attributable and quantifiable returns.

“Our consistently strong Adjusted EBITDA and Free Cash Flow, even as we continue to invest to drive further growth, is a key differentiator for Gambling.com Group. We will continue to benefit from our proprietary technology, which offers us competitive advantages, a significant pathway for near and long-term growth in North America, a track record of delivering consistent growth in our established markets and an operating model that drives profitability. As such, we are confident in our ability to grow over the balance of this year and extend our successes in 2023 and beyond.”

Third Quarter 2022 vs. Third Quarter 2021 Financial Highlights
(in thousands, USD, except per share data, unaudited)

	Three Months Ended September 30,		CHANGE
	2022	2021	$	%
Revenue	19,649	10,123	9,526	94%
Net income for the period attributable to the shareholders	2,261	4,675	(2,414)	(52)%
Net income per share attributable to shareholders, diluted	0.06	0.13	(0.07)	(52)%
Adjusted net income for the period attributable to shareholders	6,035	4,675	1,360	29%
Adjusted net income per share attributable to shareholders, diluted	0.16	0.13	0.03	27%
Adjusted EBITDA	6,413	4,870	1,543	32%
Adjusted EBITDA Margin	33%	48%		(15)%
Cash flows generated by operating activities	5,622	1,381	4,241	307%
Free Cash Flow	4,896	754	4,142	549%

Share Repurchase Program

The Company’s Board of Directors approved a share repurchase program pursuant to which Gambling.com Group may purchase up to $10.0 million of its ordinary shares in open market transactions, including under plans complying with Rule 10b5-1 under the Securities Exchange Act of 1934, as amended. The actual number of shares to be purchased will depend upon market conditions and is subject to available liquidity, economic conditions, alternative uses for the capital and other factors. All shares purchased will be held in the Company’s treasury for possible future use. As of September 30, 2022, Gambling.com Group had approximately 36.5 million shares issued and outstanding. There is no minimum number of shares that the Company is required to repurchase, and the repurchase program may be suspended or discontinued at any time without prior notice.
Third Quarter 2022 and Recent Business Highlights

•North American revenue grew 299% to $9.1 million

•Delivered more than 68,000 new depositing customers

•Successfully launched operations in Kansas

•BonusFinder.com performed ahead of plan and RotoWire.com's performance marketing revenues accelerated

•Won the SBC North America Sports Affiliate of the Year Award

•Subsequent to quarter end, acquired ultra-premium domain name Casinos.com

Elias Mark, Chief Financial Officer of Gambling.com Group, added, “Our third quarter revenue and Adjusted EBITDA were ahead of analyst consensus estimates. We remain focused on investing in the business in a disciplined manner as we prioritize growth that delivers positive Free Cash Flow. The Company remains well capitalized and in a strong position to meet our 2022 full year outlook and to generate continued growth in 2023 and beyond."

2022 Outlook
For fiscal year 2022, based on currently available information, the Company reiterates its fiscal 2022 guidance and estimates:
•Total revenue will be in the range of $71 million to $76 million
◦The mid-point of this range represents year-over-year growth of 74%
•Adjusted EBITDA will be in the range of $22 million to $27 million
◦The mid-point of this range represents year-over-year growth of 33%
Conference Call Details

Date/Time:	Thursday, November 17, 2022, at 4:30 pm ET
Webcast:	https://www.webcast-eqs.com/gamb20221117/en
U.S. Toll-Free Dial In:	877-407-0890
International Dial In:	+1-201-389-0918
To access, please dial in approximately 10 minutes before the start of the call. An accompanying slide presentation will be available in PDF format in the News & Events section of the Company’s website at gambling.com/corporate/investors/news-events.
An archived webcast of the conference call will also be available in the News & Events section of the Company’s website at gambling.com/corporate/investors/news-events.
###
For further information, please contact:
Media: Jennifer Arapoff, Gambling.com Group, media@gdcgroup.com
Investors: Peter McGough, Gambling.com Group, investors@gdcgroup.com
Richard Land, Norberto Aja, JCIR, GAMB@jcir.com
About Gambling.com Group Limited
Gambling.com Group Limited (Nasdaq: GAMB) is a multi-award-winning performance marketing company and a leading provider of digital marketing services active in the online gambling industry. Founded in 2006, Gambling.com Group operates from offices in the United States, Ireland and Malta. Through its proprietary technology platform, Gambling.com Group publishes a portfolio of premier branded websites including Gambling.com, Bookies.com and RotoWire.com. As of October 31, 2022, Gambling.com Group owns and operates more than 50 websites in seven languages across 15 national markets covering all aspects of the online gambling industry, including iGaming and sports betting, and the fantasy sports industry.
Use of Non-IFRS Measures
This release contains certain non-IFRS financial measures, such as Adjusted Net Income, EBITDA, Adjusted EBITDA, Adjusted EBITDA Margin, Free Cash Flow, and related ratios. See “Supplemental Information - Non-IFRS Financial Measures” and the tables at the end of this release for an explanation of the adjustments and reconciliations to the comparable IFRS numbers.
Cautionary Note Concerning Forward-Looking Statements
This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, that relate to our current expectations and views of future events. All statements other than statements of historical facts contained in this press release, including statements relating to our belief of our ability to perform at the start of new U.S. state launches, the success of our new domains, repurchase of ordinary shares, and our 2022 outlook, are all forward-looking statements. These statements represent our opinions, expectations, beliefs, intentions, estimates or strategies regarding the future, which may not be realized. In some cases, you can identify forward-looking statements by terms such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” “could,” “will,” “would,” “ongoing,” “future” or the negative of these terms or other similar expressions that are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Forward-looking statements are based largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy, short-term and long-term business operations and objectives and financial needs. These forward-looking statements involve known and unknown risks, uncertainties, contingencies, changes in circumstances that are difficult to predict and other important factors that may cause our actual results, performance or achievements to be materially and/or significantly different from any future results, performance or achievements expressed or implied by the forward-looking statement. Important factors that could cause actual results to differ materially from our expectations are discussed under “Item 3. Key Information - Risk Factors” in Gambling.com Group’s annual report filed on Form 20-F for the year ended December 31, 2021 with the U.S. Securities and Exchange Commission (the “SEC”) on March 25, 2022, and Gambling.com Group’s other filings with the SEC as such factors may be updated from time to time. Any forward-looking statements contained in this press release speak only as of the date hereof and accordingly undue reliance should not be placed on such statements. Gambling.com Group disclaims any obligation or undertaking to update or revise any forward-looking statements contained in this press release, whether as a result of new information, future events or otherwise, other than to the extent required by applicable law.

Condensed Consolidated Statements of Comprehensive Income (Unaudited)
(USD in thousands, except per share amounts)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2022	2021	2022	2021

Revenue	19,649	10,123	55,158	32,032
Cost of sales	(605)	—	(2,330)	—
Gross profit	19,044	10,123	52,828	32,032
Sales and marketing expenses	(8,523)	(3,587)	(24,339)	(9,435)
Technology expenses	(1,694)	(1,123)	(4,556)	(2,757)
General and administrative expenses	(4,686)	(2,978)	(14,318)	(9,137)
Movements in credit losses allowance and write-offs	(299)	(34)	(898)	66
Fair value movement on contingent consideration	(3,686)	—	(6,535)	—
Operating profit	156	2,401	2,182	10,769
Finance income	3,093	884	7,412	1,436
Finance expense	(648)	(591)	(1,955)	(1,352)
Income before tax	2,601	2,694	7,639	10,853
Income tax (charge) credit	(340)	1,981	(840)	733
Net income for the period attributable to the shareholders	2,261	4,675	6,799	11,586
Other comprehensive (loss) income
Exchange differences on translating foreign currencies	(5,961)	(1,785)	(13,888)	(2,987)
Total comprehensive (loss) income for the period attributable to the shareholders	(3,700)	2,890	(7,089)	8,599
Net income per share attributable to shareholders, basic	0.06	0.14	0.19	0.39
Net income per share attributable to shareholders, diluted	0.06	0.13	0.18	0.34

Condensed Consolidated Statements of Financial Position (Unaudited)
(USD in thousands)

	SEPTEMBER 30, 2022 (unaudited)	DECEMBER 31, 2021
ASSETS
Non-current assets
Property and equipment	647	569
Right-of-use assets	1,725	1,465
Intangible assets	78,595	25,419
Deferred compensation cost	38	—
Deferred tax asset	5,562	7,028
Total non-current assets	86,567	34,481
Current assets
Trade and other receivables	11,296	5,497
Cash and cash equivalents	35,092	51,047
Total current assets	46,388	56,544
Total assets	132,955	91,025
EQUITY AND LIABILITIES
Equity
Share capital	—	—
Capital reserve	63,711	55,953
Share options and warrants reserve	3,691	2,442
Foreign exchange translation reserve	(16,170)	(2,282)
Retained earnings	30,807	23,796
Total equity	82,040	79,909
Non-current liabilities
Deferred consideration	4,719	—
Contingent consideration	6,662	—
Lease liability	1,394	1,286
Deferred tax liability	3,367	—
Total non-current liabilities	16,142	1,286
Current liabilities
Trade and other payables	7,337	3,291
Deferred consideration	2,779	—
Contingent consideration	17,312	—
Other liability	145	—
Borrowings and accrued interest	5,993	5,944
Lease liability	555	393
Income tax payable	653	202
Total current liabilities	34,774	9,830
Total liabilities	50,916	11,116
Total equity and liabilities	132,956	91,025

Condensed Consolidated Statements of Cash Flows (Unaudited)
(USD in thousands)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2022	2021	2022	2021

Cash flow from operating activities
Income before tax	2,601	2,694	7,639	10,853
Finance income, net	(2,445)	(293)	(5,457)	(84)
Adjustments for non-cash items:
Depreciation and amortization	1,780	585	5,558	1,801
Movements in credit loss allowance and write-offs	299	121	898	21
Fair value movement on contingent consideration	3,686	—	6,535	—
Share option charge	791	402	2,400	1,466
Cash flows from operating activities before changes in working capital	6,712	3,509	17,573	14,057
Changes in working capital
Trade and other receivables	(2,292)	503	(4,931)	(741)
Trade and other payables	1,235	(1,903)	1,541	807
Warrants repurchased	—	—	(800)	—
Income tax paid	(33)	(728)	(816)	(1,264)
Cash flows generated by operating activities	5,622	1,381	12,567	12,859
Cash flows from investing activities
Acquisition of property and equipment	(108)	(62)	(350)	(227)
Acquisition of intangible assets	(618)	(565)	(3,134)	(2,359)
Acquisition of subsidiaries, net of cash acquired	—	—	(23,411)	—
Cash flows used in investing activities	(726)	(627)	(26,895)	(2,586)
Cash flows from financing activities
Issue of ordinary shares	—	41,922	—	41,922
Equity issue costs	—	(6,070)	—	(6,070)
Interest paid	(239)	(243)	(359)	(364)
Principal paid on lease liability	(75)	(64)	(240)	(159)
Interest paid on lease liability	(47)	(47)	(142)	(143)
Cash flows (used in) generated by financing activities	(361)	35,498	(741)	35,186
Net movement in cash and cash equivalents	4,535	36,252	(15,069)	45,459
Cash and cash equivalents at the beginning of the period	31,102	17,168	51,047	8,225
Net foreign exchange differences on cash and cash equivalents	(545)	(260)	(886)	(524)
Cash and cash equivalents at the end of the period	35,092	53,160	35,092	53,160

Earnings Per Share
Below is a reconciliation of basic and diluted earnings per share as presented in the Unaudited Interim Condensed Consolidated Statement of Income for the period specified (USD in thousands, except share amounts, unaudited):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2022	2021	2022	2021
Net income for the period attributable to the shareholders	2,261	4,675	6,799	11,586
Weighted-average number of ordinary shares, basic	36,467,299	32,364,114	35,613,073	29,830,319
Net income per share attributable to shareholders, basic	0.06	0.14	0.19	0.39

Net income for the period attributable to the shareholders	2,261	4,675	6,799	11,586
Weighted-average number of ordinary shares, diluted	36,795,589	36,184,575	36,830,801	33,640,305
Net income per share attributable to shareholders, diluted	0.06	0.13	0.18	0.34
Supplemental Information
Rounding
We have made rounding adjustments to some of the figures included in the discussion and analysis of our financial condition and results of operations together with our condensed consolidated financial statements and the related notes thereto. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them.
Non-IFRS Financial Measures
Management uses several financial measures, both IFRS and non-IFRS financial measures in analyzing and assessing the overall performance of the business and for making operational decisions.
Adjusted Net Income and Adjusted Net Income Per Share
Adjusted net income is a non-IFRS financial measure defined as net income attributable to equity holders excluding the fair value gain or loss related to contingent consideration. Adjusted net income per diluted share is a non-IFRS financial measure defined as Adjusted net income attributable to equity holders divided by the diluted weighted average number of common shares outstanding.
We believe Adjusted net income and Adjusted net income per diluted share are useful to our management as a measure of comparative operating performance from period to period as they remove the effect of the fair value gain or loss related to the contingent consideration which is not directly associated with our core operations. We expect to incur gains or losses related to the contingent consideration until December 2023. See Note 4 of the

Unaudited Interim Condensed Consolidated Financial Statements for the period ended September 30, 2022, as filed on Form 6-K on November 17, 2022, for a complete discussion of the contingent consideration.
Below is a reconciliation to Adjusted net income attributable to equity holders and Adjusted net income per share, diluted from net income for the period attributable to the equity holders and net income per share attributed to ordinary shareholders, diluted as presented in the Condensed Consolidated Statements of Comprehensive Income and for the period specified:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2022	2021	2022	2021
	(in thousands USD, except for share and per share data, unaudited)		(in thousands USD, except for share and per share data, unaudited)
Net income for the period attributable to the shareholders	2,261	4,675	6,799	11,586
Fair value movement on contingent consideration	3,686	—	6,535	—
Unwinding of deferred consideration (1)	88	—	248	—
Adjusted net income for the period attributable to shareholders	6,035	4,675	13,582	11,586
Weighted-average number of ordinary shares, basic	36,467,299	32,364,114	35,613,073	29,830,319
Net income per share attributable to shareholders, basic	0.06	0.14	0.19	0.39
Effect of adjustments for fair value movements on contingent consideration, basic	0.10	0.00	0.18	0.00
Effect of adjustments for unwinding on deferred consideration, basic	0.01	0.00	0.01	0.00
Adjusted net income per share attributable to shareholders, basic	0.17	0.14	0.38	0.39
Weighted-average number of ordinary shares, diluted	36,795,589	36,184,575	36,830,801	33,640,305
Net income per share attributable to ordinary shareholders, diluted	0.06	0.13	0.18	0.34
Adjusted net income per share attributable to shareholders, diluted	0.16	0.13	0.37	0.34
_________
1.There is no tax impact from fair value movement on contingent consideration and unwinding of deferred consideration.
EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin
EBITDA is a non-IFRS financial measure defined as earnings excluding interest, income tax charge, depreciation, and amortization. Adjusted EBITDA is a non-IFRS financial measure defined as EBITDA adjusted to exclude the effect of non-recurring items, significant non-cash items, share-based payment expense and other items that our board of directors believes do not reflect the underlying performance of the business. Adjusted EBITDA Margin is a non-IFRS measure defined as Adjusted EBITDA as a percentage of revenue.
We believe EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin are useful to our management team as a measure of comparative operating performance from period to period as those measures remove the effect of items not directly resulting from our core operations including effects that are generated by differences in capital structure, depreciation, tax effects and non-recurring events.
While we use EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin as tools to enhance our understanding of certain aspects of our financial performance, we do not believe that EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin are substitutes for, or superior to, the information provided by IFRS results. As such, the presentation of EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin is not intended to be considered in isolation or as a substitute for any measure prepared in accordance with IFRS. The primary limitations associated with the use of EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin as compared to IFRS results are that EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin as we define them may not be comparable to similarly titled measures used by other companies in our industry and that EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin may exclude financial information that some investors may consider important in evaluating our performance.
Below is a reconciliation to EBITDA, Adjusted EBITDA from net income for the period attributable to the equity holders as presented in the Condensed Consolidated Statements of Comprehensive Income and for the period specified:

	Three Months Ended September 30,		CHANGE		Nine Months Ended September 30,		CHANGE
	2022	2021	$	%	2022	2021	$	%
	(in thousands USD, unaudited)				(in thousands USD, unaudited)
Net income for the period attributable to the shareholders	2,261	4,675	(2,414)	(52)%	6,799	11,586	(4,787)	(41)%
Add Back:
Interest expenses on borrowings and lease liability	131	165	(34)	(21)%	496	504	(8)	(2)%
Income tax charge (credit)	340	(1,981)	2,321	(117)%	840	(733)	1,573	(215)%
Depreciation expense	60	42	18	43%	147	124	23	19%
Amortization expense	1,720	543	1,177	217%	5,411	1,677	3,734	223%
EBITDA	4,512	3,444	1,068	31%	13,693	13,158	535	4%
Share-based payments	791	402	389	97%	2,400	1,466	934	64%
Fair value movement on contingent consideration	3,686	—	3,686	n/m	6,535	—	6,535	n/m
Unwinding of deferred consideration	88	—	88	n/m	248	—	248	n/m
Foreign currency translation (gains) losses	(2,784)	(484)	(2,300)	475%	(6,390)	(666)	(5,724)	n/m
Other finance costs	120	26	94	362%	189	78	111	143%
Accounting and legal fees related to offering	—	392	(392)	n/m	—	898	(898)	n/m
Bonuses related to the offering	—	1,090	(1,090)	n/m	—	1,090	(1,090)	n/m
Acquisition related costs (1)	—	—	—	n/m	539	—	539	n/m
Adjusted EBITDA	6,413	4,870	1,543	32%	17,214	16,024	1,190	7%
________________
(1)The acquisition costs are related to the business combinations of the Group.
n/m = not meaningful

Below is the Adjusted EBITDA Margin calculation for the period specified:

	Three Months Ended September 30,		CHANGE		Nine Months Ended September 30,		CHANGE
	2022	2021	$	%	2022	2021	$	%
	(in thousands, USD, unaudited)				(in thousands, USD, unaudited)
Revenue	19,649	10,123	9,526	94%	55,158	32,032	23,126	72%
Adjusted EBITDA	6,413	4,870	1,543	32%	17,214	16,024	1,190	7%
Adjusted EBITDA Margin	33%	48%		(15)%	31%	50%		(19)%
In regard to forward looking non-IFRS guidance, we are not able to reconcile the forward-looking non-IFRS Adjusted EBITDA measure to the closest corresponding IFRS measure without unreasonable efforts because we are unable to predict the ultimate outcome of certain significant items including, but not limited to, fair value movements, share-based payments for future awards, acquisition-related expenses and certain financing and tax items.
Free Cash Flow
Free Cash Flow is a non-IFRS financial measure defined as cash flow from operating activities less capital expenditures, or CAPEX.
We believe Free Cash Flow is useful to our management as a measure of financial performance as it measures our ability to generate additional cash from our operations. While we use Free Cash Flow as a tool to enhance our understanding of certain aspects of our financial performance, we do not believe that Free Cash Flow is a substitute for, or superior to, the information provided by IFRS metrics. As such, the presentation of Free Cash Flow is not intended to be considered in isolation or as a substitute for any measure prepared in accordance with IFRS.
The primary limitation associated with the use of Free Cash Flow as compared to IFRS metrics is that Free Cash Flow does not represent residual cash flows available for discretionary expenditures due to the fact that the measure does not deduct the payments required for debt service and other obligations or payments made for business acquisitions. Free Cash Flow as we define it also may not be comparable to similarly titled measures used by other companies in the online gambling affiliate industry.
Below is a reconciliation to Free Cash Flow from cash flows generated by operating activities as presented in the Unaudited Interim Condensed Consolidated Statement of Cash Flows for the period specified:

	Three Months Ended September 30,		CHANGE		Nine Months Ended September 30,		CHANGE
	2022	2021	$	%	2022	2021	$	%
	(in thousands USD, unaudited)				(in thousands USD, unaudited)
Cash flows generated by operating activities	5,622	1,381	4,241	307%	12,567	12,859	(292)	(2)%
Capital Expenditures (1)	(726)	(627)	(99)	(16)%	(3,484)	(2,586)	(898)	(35)%
Free Cash Flow	4,896	754	4,142	549%	9,084	10,273	(1,189)	(12)%
(1) Capital Expenditures are defined as the acquisition of property and equipment and the acquisition of intangible assets.